Lazydays Holdings, Inc.

4042 Parks Oaks Blvd., Suite 350

Tampa, Florida 33610

VIA EDGAR

December 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Lazydays Holdings, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-261315

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Clene Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement (the “Registration Statement”) to 4:30 p.m., Eastern Time, on December 30, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Robert Grammig of Holland & Knight, counsel to the Company, by email at robert.grammig@hklaw.com or by phone at (813) 227-6515 if you have any questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

/s/ Nicholas J. Tomashot
Name:	Nicholas J. Tomashot
Title:	Chief Financial Officer

Signature Page to Acceleration Request Letter